SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Schmitt Industries, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

806870200
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. 806870200	13G	Page 2 of 8

1	NAME OF REPORTING PERSON Buttonwood Tree Value Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 165,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 165,000 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.51%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 806870200	13G	Page 3 of 8

1	NAME OF REPORTING PERSON Buttonwood Tree Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 165,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 165,000 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.51%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 806870200	13G	Page 4 of 8

1	NAME OF REPORTING PERSON John Henry Norberg III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,400 shares of Common Stock
	6	SHARED VOTING POWER 165,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 1,400 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 165,000 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,400 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.55%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 806870200	13G	Page 5 of 8

Item 1(a).	NAME OF ISSUER

The name of the issuer is Schmitt Industries, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

The Company’s principal executive offices are located at 2765 N.W. Nicolai Street, Portland, Oregon 97210.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Buttonwood Tree Value Partners, L.P., a California limited partnership (“BTVP”), with respect to the shares of Common Stock (as defined in item 2(d) below) owned by it;

(ii) Buttonwood Tree Management, LLC, a California limited liability company (“BTM”) , which serves as the general partner and investment adviser of BTVP, with respect to the shares of Common Stock owned by BTVP; and

(iii) John Henry Norberg III (“Norberg”) (a) as Manager of BTM, the general partner and investment adviser of BTVP, with respect to the shares of Common Stock owned by BTVP; (b) as custodian under a California Uniform Transfers to Minors Act custodial account with respect to 1,000 shares of Common Stock held in such account; and (c) as the direct owner of 400 shares of Common Stock held in an individual retirement account. Norberg disclaims beneficial ownership of all shares of Common Stock described in this paragraph except for the shares of Common Stock held in his individual retirement account.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 2801 Bristol Street, Suite 100, Costa Mesa, California 92626.

Item 2(c).	CITIZENSHIP

BTVP is a limited partnership organized under the laws of the State of California. BTM is a limited liability company organized under the laws of the State of California. Norberg is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Schmitt Industries, Inc. Common Stock, no par value (the “Common Stock”)

Item 2(e).	CUSIP NUMBER

806870200

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. 806870200	13G	Page 6 of 8

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 2,995,910 shares of Common Stock issued and outstanding as of December 31, 2015, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2015.

A. Buttonwood Tree Value Partners, L.P.

(a) Amount beneficially owned: 165,000 shares of Common Stock

(b) Percent of class: 5.51%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 165,000 shares of Common Stock

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 165,000 shares of Common Stock

B. Buttonwood Tree Management, LLC

(a) Amount beneficially owned: 165,000 shares of Common Stock

(b) Percent of class: 5.51%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 165,000 shares of Common Stock

CUSIP No. 806870200	13G	Page 7 of 8

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 165,000 shares of Common Stock

C. John H. Norberg III

(a) Amount beneficially owned: 166,400 shares of Common Stock

(b) Percent of class: 5.55%

(c)(i) Sole power to vote or direct the vote: 1,400 shares of Common Stock

(ii) Shared power to vote or direct the vote: 165,000 shares of Common Stock

(iii) Sole power to dispose or direct the disposition: 1,400 shares of Common Stock

(iv) Shared power to dispose or direct the disposition: 165,000 shares of Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS

Standard Investment Chartered Incorporated, previously a reporting person included on the Schedule 13G filed December 8, 2014, no longer beneficially owns shares of Common Stock in excess of five percent. ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9:	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10:	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 806870200	13G	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2016

Buttonwood Tree Value Partners, L.P.

By:	Buttonwood Tree Management, LLC, its general partner

By:	/s/ John H. Norberg III
John H. Norberg III, its Manager

Buttonwood Tree Management, LLC

By:	/s/ John H. Norberg III
John H. Norberg III, its Manager

John H. Norberg III

/s/ John H. Norberg III
John H. Norberg III